Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West Energy Trust announces 2009 capital program guidance and
     January cash distribution

     CALGARY, Jan. 14 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") is providing guidance on our 2009 capital program and is announcing a change to our current monthly distribution.
     During 2008 Penn West took steps to ensure balance sheet strength including diversifying our debt, initiating a marketing process to sell certain of our non-core assets and hedging more than 25 percent of our 2009 production (before royalties) at prices that are well above current commodity strip pricing. We believe that these actions, and those we are now taking regarding our 2009 capital program and distribution level, are prudent and appropriate given the current state of the petroleum industry and the economy.
These actions allow us to maintain financial flexibility as we evaluate opportunities available to us in 2009 and beyond.

     2009 Capital Program/Production Guidance

     We anticipate our 2009 capital expenditures will total between $600 million and $825 million dollars. Petroleum industry costs have not yet declined to the same extent as commodity prices, thus we intend to limit our near-term capital expenditures until supply and service costs are more reflective of current commodity pricing. We anticipate spending between $250 million and $325 million in the first half of 2009, a reduction of approximately 50 percent from first half 2008 capital expenditures. Our 2009 capital program will emphasize low-risk projects with a focus on low-cost volume additions through production optimization and low to medium risk drilling favouring light oil and natural gas over heavy oil. We will also continue to aggressively develop our Lower Shaunavon oil resource play in southwestern Saskatchewan. We have positioned our capital project inventory to enable expansion of our 2009 program when commodity prices and industry costs improve from current levels. Based on this level of capital expenditures, we anticipate our production volumes will average approximately 180,000 boe per day in the first half of 2009. (This volume would be reduced by the amount of any dispositions that close in the first half of 2009.)

     Disposition Update

     Late in 2008, we placed various producing assets deemed non-core into the market for sale. We anticipate closing all pending deals by the end of the first quarter with estimated combined proceeds of $150 million. These proceeds will be applied to our bank debt.

     Hedging Program

     In 2008 we actively hedged our 2009 production to mitigate the impact of commodity price volatility. We monitor the commodity markets on an ongoing basis for opportunities to provide price protection for both distribution and capital programs. We currently have approximately 31 percent of our 2009 crude oil production hedged (before royalties) with a floor WTI price of US$80.00 per barrel and a ceiling price of US$110.21 per barrel. Approximately 20 percent of our 2009 natural gas volumes have been hedged (before royalties)
with floors of CAD$7.88 per gigajoule and ceilings of CAD$11.27 per gigajoule at AECO. We continue to monitor the forward markets for opportunities to hedge our production when commodity prices improve.

     Distributions

     At planned levels of 2009 capital expenditures and current 2009 future commodity price strips, we believe the appropriate distribution level is $0.23 per unit per month. Accordingly, our Board of Directors recently approved a reduction to our monthly distribution to unitholders from $0.34 per unit to
$0.23 per unit for the next two months, subject to changes in commodity prices, production levels and capital expenditures. The January 2009 distribution of $0.23 is payable on February 13, 2009 to unitholders of record on January 30, 2009. The ex-distribution date is January 28, 2009. Registered unitholders with U.S. addresses will receive their distributions directly from
Penn West's transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

     Penn West has a strong, diversified portfolio of producing oil and natural gas properties with an emphasis on light oil. In addition, we have a significant undeveloped land base and portfolio of future development opportunities. We believe that with prudent management of our balance sheet and a focused capital program we are well equipped to handle the challenges posed by the economic downturn. We will be closely monitoring commodity prices, service costs and funds flow to ensure that capital spending and monthly cash distribution levels remain appropriate.

     Financial Information

     Unless otherwise stated, all dollar amounts are stated in Canadian dollars.

     Boe Conversion

     Boes (barrels of oil equivalent) are derived by converting gas to oil in the ratio of six thousand cubic feet ("Mcf") of gas to one barrel ("bbl") of oil (6 Mcf : 1 bbl).  Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     Forward-Looking Statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: management's expectations as to the amount of our 2009 annual and first half capital expenditure budget and the nature of the expenditures to be made; management's expectations as to our average daily 2009 production volumes; the status of our ongoing asset disposition program, including the timing for closing potential dispositions and the amount and use of proceeds obtained therefrom; future distribution levels; and our ability to manage the challenges posed by the economic downturn. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things:
competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems; general economic conditions in Canada, the
U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; changes in tax laws; changes in the Alberta royalty framework;
uncertainty of obtaining required approvals for dispositions, acquisitions and mergers; our failure to close one or more asset disposition transactions on the terms agreed to or at all; and the other factors described in our public filings (including our Annual Information Form) available in Canada at
www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 22:18e 14-JAN-09